

February 16, 2012

Via E-mail
Richard Fokker
Chief Executive Officer
Acem Holdings, Inc.
2 Corporate Drive, Suite 234
Shelton, CT 06484

> **Re:** **Acem Holdings, Inc.**
> **Form 8-K**
> **Filed January 11, 2012**
> **File No. 33-55254-36**
> **Response letter submitted on February 10, 2012**

Dear Mr. Fokker:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please expand your response to the first bullet point of prior comment 1 to demonstrate clearly whether the registrant was a shell company immediately before the January 11, 2012 acquisition, or amend your Form 8-K to provide the Form 10 information mentioned Item 2.01(f) of Form 8-K. Ensure that your response demonstrating whether you were a shell company addresses your statement in your Form 8-K filed January 11, 2012 that "immediately prior to closing the Registrant had no assets or liabilities other than those owed to governmental agencies…" and your statement in response 1 that the subsidiary is a "non operating company."

2.   Given your response to the second bullet point of prior comment 1 that the spin-off has not yet occurred, please provide us your analysis of any remedies available (1) to the parties to the agreement filed as exhibit 10.1 to your Form 8-K filed on December 14,

2011 given that section E of that agreement appears to require that the spin-off would occur prior to or immediately after the closing, (2) to investors given your disclosure in your Form 8-K filed January 6, 2012 representing to investors that the acquisition was conditioned on the spin-off occurring prior to or immediately after closing and the disclosure in your Form 8-K filed January 11, 2012 representing to investors that, immediately prior to closing, you "spun out" the subsidiary. Also provide us your analysis of the registration requirements of the Securities Act as they apply to the spin-off transaction.

3.   Please address the second sentence of prior comment 2 which sought an analysis of the applicability to you of the automatic suspension of the duty to file reports provided by Section 15(d) of the Exchange Act. Your analysis should address the provision of Section 15(d) that automatically suspends reporting obligations as to any fiscal year, other than the fiscal year in which Securities Act registration statements became effective, if, at the beginning of such fiscal year, the securities of each applicable class were held of record by less than 300 persons.

4.   Please expand your response to prior comment 2 to provide us an analysis that demonstrates with specificity each report that you were required to file under the Exchange Act but did not file.

5.   Regarding your response to prior comment 3, please note that our January 20, 2012 letter to you did not reach a conclusion regarding whether you had securities registered pursuant to Section 12 of the Exchange Act. Instead, it sought support for your position regarding the Exchange Act registration of your securities or appropriate disclosure if you do not have securities registered pursuant to Section 12 of the Exchange Act.

6.   Please tell us the date that you received shareholder approval of the reverse split and increase in authorized shares suggested by the last sentence of your response to prior comment 5. If you did not receive shareholder approval, please provide us a clear analysis of why you believe that the reverse split and increase in authorized shares was consistent with applicable statutes. It remains unclear why the statute that you cited in your Form 8-K filed December 15, 2011 is relevant given that the change that you made to the number of authorized shares does not appear to correspond to the change that you made to the number of issued and outstanding shares. Cite with specificity any interpretive authority on which you rely. Absent proper approval of the reverse split and increase in authorized shares, it is unclear how you had sufficient authorized shares to complete the January 11, 2012 acquisition transaction.

7.   Please address prior comment 6.

8. Please ensure that <u>the registrant</u> signs the acknowledgements requested at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jerry Gruenbaum, Esq.